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                            December 18, 2020

       Peter H. D   Arrigo
       Chief Financial Officer
       Envestnet, Inc.
       35 East Wacker Drive, Suite 2400,
       Chicago, Illinois 60601

                                                        Re: Envestnet, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-34835

       Dear Mr. D   Arrigo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 53

   1. You deduct asset-based cost of revenues from revenues to arrive at the non-GAAP measure "adjusted net
revenues." Please explain to us why it is appropriate to deduct costs from revenues to
arrive at a net revenues amount. In connection with this
                                                        measure, you disclose
"excluding this portion of our revenue from certain analysis performed by management
improves the usefulness and comparability of such analysis
                                                        when evaluating the
growth and profitability of the overall business, and in comparing segment performance."
Please clarify for us how the revenue excluded relates to the asset-based cost of
revenues adjustment in arriving at adjusted net revenues, and how usefulness and
comparability are improved by this exclusion.
 Peter H. D   Arrigo
Envestnet, Inc.
December 18, 2020
Page 2



General

2.       We note that your forum selection provision in your Fifth Amended and
Restated
         Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any
derivative action.    Please tell us
         whether and to what extent this provision applies to actions arising under the Securities
         Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797 with any other questions.



FirstName LastNamePeter H. D   Arrigo                             Sincerely,
Comapany NameEnvestnet, Inc.
                                                                Division of
Corporation Finance
December 18, 2020 Page 2                                        Office of Trade
& Services
FirstName LastName